Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103
                            Telephone: (215) 988-2700
                               Fax: (215) 988-2757
                              www.drinkerbiddle.com


July 15, 2009

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

ATTN:

                  Re: Allegiant Advantage Fund ("Registrant") Registration Nos. 33-65690/811-07850
                           ------------------------------------

Ladies and Gentlemen:

         Please accept for filing Post-Effective Amendment No. 28 to Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective Amendment No. 29 to Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the "Amendment"). The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the 1933 Act in order to add (i) two new portfolios, the Institutional Government Money Market Fund and the Institutional Treasury Money Market Fund and (ii) a new class, the Service Shares. Registrant intends to file another Post-Effective Amendment under paragraph (b) of Rule 485 concurrently with the effectiveness of the Amendment to, among other reasons, update certain financial information.

         As requested in the staff's generic comment letter dated February 25, 1994, we note for your information that shares of the Registrant are marketed in part through banks.

         Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2867.

                                                Very truly yours,


                                                /s/ Michelle M. Lombardo
                                                ------------------------
                                                Michelle M. Lombardo

Enclosures